

10030738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN CAPITAL SECURITES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY, 9TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN BRANDT
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'ANGELO, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2001 PALMER AVE., SUITE 201	LARCHMONT	NY	10538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Brandt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPARTAN CAPITAL SECURITES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


THERESE RICHARDS
NOTARY
PUBLIC
STATE OF CONNECTICUT

Therese Richards
NOTARY PUBLIC
State of Connecticut
My Commission Expires
May 31, 2014
138255

Stephen Brandt
Signature

Controller
Title

Therese Richards
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Members
Spartan Capital Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Spartan Capital Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spartan Capital Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 22, 2010
Larchmont, NY

SPARTAN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Current assets	
Cash in bank	$ 829,641
Receivables from clearing brokers, *including clearing deposit of $50,000*	477,666
Prepaid expenses - related party	176,194
Prepaid expenses - other	25,064
Total current assets	1,508,565
Other assets	60,928
TOTAL ASSETS	$ 1,569,493
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 360,219
Total current liabilities	360,219
TOTAL LIABILITIES	360,219
Member's equity	1,209,274
TOTAL MEMBER'S EQUITY	1,209,274
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,569,493

See independent auditor's report and notes to financial statements

SPARTAN CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commissions		$ 4,319,257
Other income		15,053
Interest income		2,534
	TOTAL REVENUE	4,336,844
EXPENSES		
Compensation and related expense		$ 3,159,488
Floor brokerage, exchange and clearing fees		233,729
Administrative costs		393,853
Regulatory and registration cost		157,665
Other operating costs		395,028
	TOTAL EXPENSES	4,339,763
	NET INCOME	$ (2,919)

See independent auditor's report and notes to financial statements

SPARTAN CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance - beginning of year	$ 662,193
Capital contributions	550,000
Capital distributions	-
Net income/(loss)	(2,919)
Balance - end of year	$ 1,209,274

See independent auditor's report and notes to financial statements

SPARTAN CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income/(loss)	$ (2,919)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in assets:	
Receivables from clearing brokers	(336,749)
Prepaid expenses - related party	(176,194)
Prepaid expenses - other	9,208
Other assets	(45,928)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	288,593
Total adjustments	(261,070)
Net cash used in operating activities	(263,989)
Cash flows from financing activities	
Capital contributions	550,000
Net cash provided by financing activities	550,000
Net change in cash	286,011
Cash - beginning of year	543,630
Cash - end of year	$ 829,641

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Spartan Capital Securities, LLC f/k/a Spartan Capital Management, LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). On April 9, 2009 the firm changed its name from Spartan Capital Management, LLC to Spartan Capital Securities, LLC. The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients. The Company also acts as a municipal securities broker and also offers private placements and participates in public offerings as both an underwriter and selling group member. The Company also earns fee from banking and market advisory services. Revenues are derived primarily from commission income.

These financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date basis.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution. As of December 31, 2009 the uninsured balances total $579,641

Income Taxes

The Company has adopted FASB Staff Position No. FIN 48-3, which has been updated by FASB ASU No. 2009-06 for exempted non-public entities. Pursuant to the FASB ASU update the company has not recognized any interest or penalty expense in this financial statement for any uncertain tax position. In addition, the Company does not expect any material changes to its basis of accounting for uncertain tax positions within the next twelve (12) months.

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual member will report their share of the Company's income or loss on its income tax return.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company is obligated to Spartan Capital holdings, LLC, its parent, under an administrative services agreement. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense was $393,853 for the year ended December 31, 2009. There are no amounts due to the parent for use of its fixtures. The Company has advanced its parent $176,194 for the future improvements associated with the expansion of the offices.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had net capital of $915,785, which was $815,785 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 39.33% as of December 31, 2009.

5. CONTINGENCIES AND ACCRUED LIABILITIES

The Company is respondents to several claims made by outside investors. The outcomes of these claims are not currently ascertainable. However, the company has accrued and allowance for an unfavorable outcome. The total disputed claim is over $300,000; however the Company estimates its total exposure to be $150,000. Accordingly, this liability is recorded on the balance sheet as an accrued expenditure. If the future amount is in excess of this accrual all additional assessments will be reflected in the fiscal year in which the claims are settled.

The Company, pursuant to clearance agreements, introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2009 the Company is liable to the clearing broker for unsecured customer debits in the amount of $19,883. The Company has secured a civil judgment against the former client in the amount of the debit, plus associated fees. Accordingly, this amount has been deducted from Member's Equity in the computation of Net Capital.

6. TRANSFER OF PARTNERSHIP INTERESTS

On December 18, 2009 the Company and its parent finalized a Settlement Agreement with a former officer/member of the Company. Pursuant to this agreement the parent company will make three (3) installments to the former officer/member to repurchase her interest in the parent company. These payments will be made from the parent company during the 2010 year.

7. SUBSEQUENT EVENTS

On January 25, 2010 the Company's business expansion plan was approved by FINRA. This plan outlines the expansion of the Company's current location and the additional hiring of up to thirty (30) registered representatives. The Company has begun construction of the new space and is currently interviewing candidates for the additional employment.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

SPARTAN CAPITAL SECURITIES, LLC

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital	
Member's equity	$ 1,209,274
Deductions and/or charges to Net Capital	
Non-allowable assets	(282,069)
Net Capital before haircuts on securities positions	927,205
Haircuts and undue concentration	(11,420)
Adjusted Net Capital	$ 915,785
Aggregate indebtedness	$ 360,219
Computed minimum Net Capital required (6-2/3% of aggregate indebtedness)	$ 24,015
Minimum Net Capital required (under SEC Rule 15c3-1)	$ 100,000
Excess of Net Capital over minimum requirements ($915,785 - $100,000)	$ 815,785
Percentage of aggregate indebtedness to Net Capital ($360,219 / $915,785)	39.33%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 915,785
Audit adjustments	-
Net Capital per above	$ 915,785

See independent auditor's report and notes to financial statements

SPARTAN CAPITAL SECURITIES, LLC

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Members
Spartan Capital Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Spartan Capital Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 22, 2010
Larchmont, NY

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Members
Spartan Capital Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Spartan Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spartan Capital Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Spartan Capital Securities, LLC's management is responsible for the Spartan Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with the respective recorded cash disbursement and canceled check noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. We compared any adjustments reported in Form SIPC-7T with the statements of adjustments and related source documents noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the statements of adjustments and related source documents supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 22, 2010
Larchmont, NY

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9438.26

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3311.48)

   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 6126.78

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 6126.78

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6126.78

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number): 7/5/10

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3945847

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — —

(2) Net loss from principal transactions in securities in trading accounts. — —

(3) Net loss from principal transactions in commodities in trading accounts. — —

(4) Interest and dividend expense deducted in determining item 2a. — —

(5) Net loss from management of or participation in the underwriting or distribution of securities. — —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — —

(7) Net loss from securities in investment accounts. — —

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — —

(2) Revenues from commodity transactions. — —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 170545

(4) Reimbursements for postage in connection with proxy solicitation. — —

(5) Net gain from securities in investment accounts. — —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii)

Total deductions — 170545

2d. SIPC Net Operating Revenues — $ 3775302

2e. General Assessment @ .0025 — $ 9438.26

(to page 1 but not less than $150 minimum)